1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Micro Warehouse, Inc.
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

(CUSIP Number)
595-01B-10-5
Check the following box if a fee is being paid with this statement [  X ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 595-01B-10-5

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
     Tiger Management L.L.C.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:

5  Sole Voting Power:         -0-
6  Shared Voting Power: 	3,013,900
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 3,013,900

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:	3,013,900


10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
	8.9%

12
Type of Reporting Person:
     IA

Cusip Number:   595-01B-10-5

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
     Tiger Performance L.L.C.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:

5  Sole Voting Power:         -0-
6  Shared Voting Power: 	1,710,600
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 	1,710,600

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:	1,710,600


10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
	5.0%

12
Type of Reporting Person:
     IA

Cusip Number:   595-01B-10-5

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
     Panther Partners, L.P

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
     Delaware

5  Sole Voting Power:         -0-
6  Shared Voting Power:	287,400
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 287,400

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:	287,400


10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
    0.8%

12
Type of Reporting Person:
     IV  PN

Cusip Number:   595-01B-10-5
1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
     Panther Management Company, L.P

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
     Delaware

5  Sole Voting Power:         -0-
6  Shared Voting Power:	287,400
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 287,400

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:
    287,400

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
    0.8%

12
Type of Reporting Person:
     IA  PN

Cusip Number:   595-01B-10-5

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
     Julian H. Robertson, Jr.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only

4
Citizenship or Place of Organization:
     U.S

5  Sole Voting Power:         -0-
6  Shared Voting Power:	5,011,900
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 5,011,900

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:
   5,011,900

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
    14.7%

12
Type of Reporting Person:
     IN

Item 1(a)
Micro Warehouse, Inc.

Item 1(b)
535 Connecticut Avenue, Norwalk, Connecticut  06854

Item 2(a)
This statement is filed on behalf of  Tiger Management L.L.C.
("TMLLC"), Tiger Performance L.L.C. ("TPLLC"), Panther Partners,
 L.P. ("Panther") and Panther Management Company, L.P. ("PMCLP").

 Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.

Item 2(b)
The address of each reporting person is 101 Park Avenue, New
York,  NY  10178

Item 2(c)
Incorporated by reference to item (4) of the cover page pertaining to each reporting person.

Item 2(d)
Common Stock $.01 par value

Item 2(e)
595-01B-10-5

Item 3
Panther is an investment company registered under Section 8 of the Investment Company Act. Each of TMLLC, TPLLC and PMCLP is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4
Ownership as of June 30, 1996 is incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each reporting person.

Item 5
Not applicable

Item 6
Other persons are known to have the right to receive dividends from or proceeds from the sale of such securities. The interest of one such person, The Jaguar Fund N.V., a Netherlands Antilles corporation, is more than 5%.

Item 7
Not applicable

Item 8
Not applicable

Item 9
Not applicable

Item 10
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July  8, 1996

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P., its General Partner
By:  Panther Management Corporation, its General Partner


/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General Partner

/s/  Nolan Altman, Chief Financial Officer

JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT


The undersigned agree that this Schedule 13G dated July 8, 1996 relating to shares of common stock of Micro Warehouse, Inc. shall be filed on behalf of each of the undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P., its General Partner
By:  Panther Management Corporation, its General Partner

/s/  Nolan Altman, Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General Partner


/s/  Nolan Altman, Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95